[INTERNATIONAL LEASE FINANCE CORPORATION LETTERHEAD]





December 22, 2004



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

          Re:  International Lease Finance Corporation
               Registration Statement on Form S-3
               File No. 333-120649

Ladies and Gentlemen:

            In response to the comments contained in the Staff's letter, dated November 30, 2004, regarding the above-referenced Registration Statement (the "Registration Statement"), on December 10, 2004, International Lease Finance Corporation (the "Company") filed a Form 10-Q/A for the quarter ended September 30, 2004 with the additional disclosure previously discussed with the Staff.

            We hereby request that the Registration Statement be accelerated to 8:00 a.m., Eastern Standard Time, on December 28, 2004 or as soon thereafter as practicable.

            We acknowledge in making this request that:

               * should the Securities and Exchange Commission (the "Commission") or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

               * the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

               * the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                  Very truly yours,


                                  /s/ Alan H. Lund
                                  Alan H. Lund
                                  Vice Chairman and Chief Financial Officer